Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Restarts Operations at Topia

Vancouver – December 17, 2020 – Great Panther Mining Limited (TSX: GPR; NYSE-A: GPL) (“Great Panther” or the “Company”) has re-started operations at Topia following a voluntary suspension last month to prioritize the health of its workforce and local community and limit the spread of COVID-19.

All employees and contractors have attended safety induction and enhanced COVID-19 protocol training. Mining resumed on December 17 and the plant is expected to begin processing ore on December 21.

Testing and tracing of COVID-19 are part of the comprehensive protocols Great Panther has implemented across all of its operations in response to the pandemic. The Company will continue working closely with local government and regional health authorities to ensure continued safe operations.

The suspension of operations lasted approximately 30 days and is not expected to impact Great Panther’s ability to achieve consolidated 2020 production guidance. For the three months ended September 30, 2020, Topia produced an average of approximately 1,400 gold equivalent ounces per month and accounted for approximately 9% of the Company’s revenues.

Great Panther reaffirms its commitment to the safety of its people and the communities in which it operates.

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three operating gold and silver mines, four exploration projects, and an advanced development project. Great Panther is actively exploring large land packages in highly prospective districts and is pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Meghan Brown

Vice President, Investor Relations

tel: 778 899 0518

mobile: 236 558 4485

email: mbrown@greatpanther.com

www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding developments related to COVID-19, including the Company’s plans to restart operations at its Topia mine and commence ore processing, expectation that the suspension of the mine operations at Topia will not materially impact the Company’s ability to achieve consolidated production guidance and expectations around the potential cases of COVID-19 at the Company's mining operations in Topia and in the community and whether we will be successful and able to continue with our efforts to protect our personnel, communities and others in respect of our business. These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include the assumption that the Company’s restart of operations at Topia and work with local government and regional health authorities will be successful at limiting the spread of COVID-19, that the Company will be able to safely resume and ramp-up its operations without significantly impacting the Company’s production and cost guidance and ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to: the impact of COVID-19 on the Company’s ability to restart or ramp-up its operations and commence ore processing at Topia and the related impact of the suspension which has adversely impact the Company's anticipated revenues and may impact the ability to meet the Company’s production and cost guidance for Topia and the consolidated production guidance for the Company’s operations; the Company may experience delays in the restart or ramp-up of operations at Topia as a result of COVID-19, including shortages of employees and unavailability of contractors and subcontractors, interruption of supplies and the provision of services from third parties upon which the Company relies, equipment failures and restrictions that governments may impose to address the COVID-19 outbreak; there may be an increase in COVID-19 infection amongst the Company’s employees, contractors and the community, even with the adoption of the suspension and added safety protocols and safeguards, including risk of loss of life; potential political and social risks involving Great Panther’s operations in a foreign jurisdiction; the potential for unexpected costs and expenses or overruns; employee and contractor relations may be adversely impacted; relationships with, and claims by, local communities may be adversely impacted; the Company may experience changes in laws, regulations and government practices in the jurisdictions in which the Company operates, including additional environmental, healthy and safety laws; ability to maintain and renew agreements with local communities to support continued operations; and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2019, and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of the Company’s near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2